Exhibit 12.1

						Three Months Ended
	For the Year Ended May 31,					August 31,
	2013	2012	2011	2010	2009	2013	2012
	(In Thousands Except Per Share Data and Ratios)					(unaudited)
Earnings Available for Fixed Charges

Earnings before income taxes	$80,311	$93,203	$103,407	$65,614	$86,249	$28,130	$28,521

Add:

Interest expense	39,448	36,247	28,143	25,532	30,225	10,532	10,061

Amortization of debt expense	2,154	1,831	2,524	1,301	1,191	489	540

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	11,760	10,109	9,284	7,744	7,548	3,052	3,038

Earnings available for fixed charges	$133,673	$141,390	$143,358	$100,191	$125,213	$42,203	$42,160

Fixed Charges

Interest expense	39,448	36,247	28,143	25,532	$30,225	$10,532	$10,061

Amortization of debt expense	2,154	1,831	2,524	1,301	1,191	489	540

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	11,760	10,109	9,284	7,744	7,548	3,052	3,038

Total fixed charges	$53,362	$48,187	$39,951	$34,577	$38,964	$14,073	$13,639

Ratio of earnings to fixed charges	2.5	2.9	3.6	2.9	3.2	3.0	3.1